October 7, 2019

John Evans
Chief Executive Officer
Beam Therapeutics Inc.
26 Landsdowne Street
Cambridge, MA 02139

       Re: Beam Therapeutics Inc.
           Registration Statement on Form S-1
           Filed September 27, 2019
           File No. 333-233985

Dear Mr. Evans:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Certain relationships and related party transactions
License and collaboration agreement, page 209

1. Please expand your discussion of the collaboration and license agreement with Prime
       Medicine, Inc. to quantify aggregate milestone payments by type of event (e.g. clinical stage as compared to commercial stage) and a royalty rate range that does not exceed ten percentage points.
General

2. We note that Section 8 of your amended and restated bylaws grants exclusive jurisdiction to federal courts for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. Please clearly and prominently describe this provision in
 John Evans
Beam Therapeutics Inc.
October 7, 2019
Page 2
      your prospectus, clearly describe any risks or other impacts on the investors, and address any uncertainty about the enforceability of the provision.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Franklin Wyman at (202) 551-3660 or Sharon Blume at
(202) 551-3474
if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Dietrich King at (202) 551-8071 with any other questions.



                                                           Sincerely,
FirstName LastNameJohn Evans
                                                           Division of
Corporation Finance
Comapany NameBeam Therapeutics Inc.
                                                           Office of Life
Sciences
October 7, 2019 Page 2
cc:       Marc A. Rubenstein, Esq.
FirstName LastName